UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
http://www.sec.gov

FORM N-54C

**NOTIFICATION OF WITHDRAWAL OF ELECTION
TO BE SUBJECT TO SECTION 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE
INVESTMENT COMPANY ACT OF 1940**

RESIDENTIAL INCOME PROPERTIES, INC.
(Name of Business Development Company
as Specified in its Charter)

New York	814-00784	20-3659991
(State of Incorporation)	(Commission File No.)	(Federal Employers' I. D. No.)

2171 Monroe Avenue
Suite 204
Rochester, New York 14618
(Address of Principal
Business Office)

(585) 360-2010
(Area Code and Telephone Number)

The undersigned business development company, Residential Income Properties, Inc., a New York corporation (the "Company", "we", "us", or "ours"), hereby notifies the U. S. Securities and Exchange Commission (the "Commission") that it withdraws it election to be subject to section 55 through 65 of the Investment Company Act of 1940 (the "Act") pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information for consideration and review by the Commission.

The Company is filing this notification of withdrawal of election to be subject to section 55 through 65 of the Investment Company Act of 1940 for the following principal reasons:

1. The Company intended to engage in the business of residential real estate investment and development in Las Vegas, Nevada. At the time, the Company was organizing itself administratively, and, to that extent, among other things, nominated and elected officers and directors, prepared a plan of operations, began searching for qualified residential properties, and filing a Notification of Election with the Commission. The Company was in the process of securing adequate capital and credit accommodations when the nation's economy was adversely affected by numerous factors; consequently, the Company was incapable of securing the requisite dollar amount of capital or adequate credit to effect its plan of operation. From approximately July 2009, the Company has conducted no business and has not made any attempts to pursue its then business objectives. The Company has never made an offering of its securities, either debt or equity, and, during the time of its organization, relied on the efforts of three of its senior executive officers, two of whom discharged then the operating liabilities and obligations of the Company. The officers and directors of the Company never received and compensation in cash or in any cash-equivalent. The Company's acting principal executive officer and sole director expects the State of New York to administratively dissolve the Company by December 31, 2011.

2. In or about September 2011, the Company received a letter from the Commission's Division of Enforcement as to its operating as a business development company without complying with various provisions of the Investment Company Act of 1940. Specifically, the Company has failed to obtain the required surety bond required of business development companies and it failed to file the required current, quarterly, annual, and periodic reports with the Commission. The Company's principal executive officer has made several attempts to sooner file a notification of withdrawal; however it has been unable to do so without unreasonable effort and expense.

3. The Company has distributed substantially all of its assets to its security holders and has effected a winding-up of its affairs. The Company is not liquidating as part of a merger.

The Company is filing this notification of withdrawal of election together with a Notification of Reliance of Temporary Hardship Exemption (Form TH).

As of the date hereof, the Company is incapable of preparing this filing in the format required by the Commission in order to transmit the filing over the EDGAR system.

The Company is filing this notification of withdrawal by submitting a typewritten copy delivered by regular mail to the Commission so as to avoid any further enforcement action that the Company or its officers and directors may become subject and/or liable as the result of not filing said notification.

The Company shall cause the filing of a confirming electronic copy of this notification of withdrawal and of the Form TH as soon as may become practicable to do so.

The Company reserves the right to amend this notification of withdrawal only to the extent that any such amendment will only contain additional or more detailed information as to the circumstances that promoting the Company's filing of this notification of withdrawal, and not to rescind or cancel said notification.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned Company has caused its notification of withdrawal of election to be subject to section 55 through 65 of the Act to be duly signed on its behalf in the Village of Wyoming and the State of New York on the sixth day of November, 2011.

RESIDENTIAL INCOME PROPERTIES, INC.,
a New York corporation



By: _____
Randolph S. Hudson
Acting President
Acting Chief Executive Officer
Chairman of the Board